NOVELLA AI, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S
REVIEW REPORT

DECEMBER 31, 2024

TABLE OF CONTENTS	PAGE



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders of
Novella AI, Inc.

We have reviewed the accompanying financial statements of Novella AI, Inc. (the "Company") (a C Corporation) which comprise the balance sheet as of December 31, 2024 and the related statements of income, stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Gutierrez Madariaga, CPA P.A.

Gutierrez Madariaga, CPA P.A.
Miami, Florida
March 3, 2025

2525 Ponce De Leon Blvd., Suite 300 Coral Gables, Florida 33134
T : 305.747.7285 F : 305.402.6304 www.GCO-CPA.com
Member of the American Institute of Certified Public Accountants II Member of the Florida Institute of Certified Public Accountants

NOVELLA AI, INC.
BALANCE SHEET
(READ INDEPENDENT ACCOUNTANT'S REVIEW REPORT)
DECEMBER 31, 2024

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	82,567
TOTAL CURRENT ASSETS		82,567
Property and equipment, net		2,472
Software costs		10,281
TOTAL ASSETS	$	95,320

LIABILITIES AND STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY (DEFICIT)		
Common stock - $.0001 par value, 10,000,000 shares authorized;		
6,084,000 shares issued and outstanding		653
Additional paid in capital		349,494
Accumulated deficit		(254,827)
TOTAL STOCKHOLDER'S EQUITY (DEFICIT)		95,320
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	95,320

NOVELLA AI, INC.
STATEMENT OF INCOME
(READ INDEPENDENT ACCOUNTANT'S REVIEW REPORT)
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	-
GENERAL EXPENSES	
Finance costs	22,717
Subcontractors	120,195
Professional fees	37,372
Reimbursements	140
Depreciation expense	770
General and administrative	28,759
TOTAL GENERAL EXPENSES	209,953
NET (LOSS)	$ (209,953)

NOVELLA AI, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
(READ INDEPENDENT ACCOUNTANT'S REVIEW REPORT)
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock		Additional paid-in capital	Accumulated Deficit	Total
	Shares	Amount			
Balance as of December 31, 2023	6,084,000	$ 607	$ -	$ (44,874)	$ (44,267)
Common stock issued	-	46	-	-	46
Net (Loss)	-	-	-	(209,953)	(209,953)
SAFE Contributions	-	-	349,494	-	349,494
Distributions	-	-	-	-	-
Balance as of December 31, 2024	6,084,000	$ 653	$ 349,494	$ (254,827)	$ 95,320

NOVELLA AI, INC.
STATEMENT OF CASH FLOWS
(READ INDEPENDENT ACCOUNTANT'S REVIEW REPORT)
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (Loss)	$ (209,953)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	770
Changes in operating assets and liabilities:	
Due to shareholders	(42,355)
Accounts payable and accrued expenses	(11,426)
Total adjustments	(53,011)
NET CASH (USED IN) OPERATING ACTIVITIES	(262,964)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of equipment and software	(7,187)
NET CASH (USED IN) INVESTING ACTIVITIES	(7,187)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	46
SAFE Contributions	349,494
NET CASH PROVIDED BY FINANCING ACTIVITIES	349,540
NET INCREASE IN CASH	79,389
Cash and cash equivalents - Beginning of year	3,178
Cash and cash equivalents - End of year	$ 82,567

NOTE 1 – ORGANIZATION AND PURPOSE

Novella AI, Inc. (the "Company"), a Delaware C corporation, incorporated on July 5, 2023, is a technology company at the forefront of revolutionizing the video production landscape. Committed to leveraging machine learning and AI, the Company is dedicated to simplifying and elevating the entire video creation and storytelling process for professionals and enthusiasts alike.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company generally considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Accounts Receivable

Accounts receivable primarily consist of amounts due from customers and are presented net of an allowance for credit losses resulting from the inability of customers to make required payments. The allowance from credit losses is based upon historical loss experience in combination with current economic conditions and a forecast of future economic conditions. Any change in assumptions used in analyzing a specific account receivable might result in additional allowance for credit losses being recognized in the period on which the change occurs.

Property and Equipment

Property and equipment is stated at cost for assets over $1,000. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequences for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. A valuation allowance, when necessary, is established to reduce deferred tax assets to the amount expected to be realized. The Company follows the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions. The Company records uncertain tax positions on the basis of a two-step process in which: (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position; and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authorities. The Company recognizes interest and penalties related to unrecognized tax positions as part of the income tax provision in the accompanying statements of income and retained earnings (deficit), and includes accrued interest and penalties in income taxes payable in the accompanying balance sheet. The Company's tax years are open and subject to examination by the taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of the taxing authorities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial position dates and the reported amounts of revenues and expenses during the reporting periods. Accordingly, actual results could differ from those estimates.

Advertising
The Company expenses advertising costs as they are incurred.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Adopted Accounting Pronouncements
The Company has adopted Accounting Standards Update ("ASU") No. 2014-09 – *Revenue from Contract Customers (*Topic 606), as amended. This ASU introduces a new five-step revenue recognition model in which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

In accordance with ASC 985-20, *Costs of Software to Be Sold, Leased, or Marketed*, software development costs are expensed as incurred until technological feasibility and marketability has been established, generally with release of a beta version for customer testing. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, travel expenses, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. We amortize capitalized costs on a product-by-product basis. Amortization for each period is the greater of the amount computed using (i) the straight-line basis over the estimated product life (generally from 12 to 18 months, but up to 60 months), or (ii) the ratio of current revenues to total projected product revenues. Total capitalized software development costs were $10,281.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effective January 1, 2023, the Organization adopted Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses. This ASU introduces a "current expected credit loss" ("CECL") model which requires all expected credit losses for financial instruments held at the reporting date to be based on historical experience, current conditions, and reasonable supportable forecasts. The CECL model replaces the existing incurred loss method and is applicable to the measurement of credit losses of financial assets. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. The impact of this ASU adoption was not material to the financial statements and primarily resulted in enhanced financial statement disclosures.

Subsequent Events

The Company has evaluated subsequent events through March 3, 2025, which is the date of the Company's financial statements were available to be issued.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of December 31, 2024 consisted of the following:

Computer equipment	$	6,453
		6,453
Less accumulated depreciation		(3,981)
	$	2,472

Depreciation expense for the year ended December 31, 2024 was $770.

NOTE 4 – EQUITY

In 2024, the Company signed various Simple Agreements for Future Equity ("SAFE") between the Company and several investors which provides the rights to the investor for future equity in the Company. The investor receives the future shares in connection with liquidity events contractually agreed on. Total amounts contributed as of December 31, 2024 was $349,494.